# Invest in VUGO

We help rideshare drivers make more money while riders get interactive entertainment



GOVUGO.COM MIAMI FL

Software | Entertainment | Technology | Sharing Economy | Marketplace

## Why you may want to invest in us...

1. Ridesharing Companies & Drivers Are hungry for incremental sources of income. $200B+ Market Size.
2. Time Magazine named "Ad Dollars for Uber Drivers" one of the best inventions of 2019 (We invented it)
3. Commercial Agreements with Disney & VIA Ridesharing.
4. Over 20,000 rideshare have applied to our waiting list to work with us.
5. Startups.com Named VUGO as one of the top 10 startups to watch in 2018
6. We won the nation's largest statewide startup competition for high-tech startups in 2016, at the U of M
7. We won the 2016 Eureka Innovation Award for Advertising and Marketing
8. The State of Florida has legalized rideshare advertising statewide as of 06/23/2020

## Why investors ❤ us

WE'VE RAISED $1,345,000 SINCE OUR FOUNDING



*Rideshare is a global trend not going away that will be amplified by autonomous vehicles in the future. In order to drive down costs, and support increasing wages for rideshare drivers and fleet operators. I believe Vugo's business model, contracts, and content can be the game changer to the fleet operator business model and will allow for higher wages to drivers. The multi-pronged revenue stream between in vehicle, exterior advertising is a huge incremental revenue stream that goes straight to the bottom line for fleet operators. Vugo's founders are the most experienced operators in the rideshare advertising industry, are tenacious having fought through several outdated & obsolete regulatory obstacles and a pandemic to get Vugo to where it is, now poised to capitalize on an expected massive market opportunity .*

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**Ryan Whittemore** Chief Investment Officer

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $600,000 PREVIOUSLY

## Our team



**Robert Flessner**
CEO and Co-Founder
*Rob has built and managed multiple products in the healthcare IT/pharmacy space that have been acquired. It's likely you have used one of his products without even knowing it.*



**James Bellefeuille**
Chief Commercial Officer and Co-Founder



*James came up with Vugo while moonlighting as an Uber driver and working at a marketing agency in 2013. James leads our commercial team with 10+ years of experience on the agency and client-side of the table. Rideshare Advertising Assoc. President.*



**Leo Yanchuk**
Chief Information Technology Officer
*Leo is an accomplished, outcome-driven technology leader with deep experience in transportation and logistics management practice with a focus in information delivery and Smart City integration for over 22 years.*



**Harry Campbell**
Advisor - Subject Matter Expert & Driver Advocate
*Harry is the foremost independent authority in ridesharing. He launched TheRideshareGuy.com which is now the leading independent publication for rideshare drivers worldwide.*

### In the news

### Downloads

- Chicago Booth Working Paper: What Insights Do Taxi Rides Offer into Federal Reserve Leakage.pdf
- Autonomous-Taxis-Could-Be-Cheaper-Than-Walking.png
- Report-Leveraging-Adverts-in-the-Coming-Autocar-Ecosystem 1 .pdf
- Snapshot-Who-Uses-Ride-Sharing-Services-in-the-U-S-.png
- passenger-economy-report-autonomous-driving 1 .pdf
- Vugo Pitch Deck - 2020 2 .pdf

## Discover how one Uber driver solved his own problem and created a billion-dollar+ industry

Vugo's journey started in 2013 when James, one of the founder's moved from Minneapolis to Chicago for a new job at a digital marketing agency. Uber had just launched its now infamous ridesharing platform in Chicago and James saw its potential and signed up to moonlight as one of their earliest drivers.


James Bellefeuille presents Vugo
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Technori

James quickly recognized that his agency clients would love to be able to contextually target his rideshare passengers en route to their destination. Considering a majority of trips end at a purchasing decision of some sort and many passengers use their time in the car to shop online. As a part-time Uber driver, he saw first hand how Uber continuously cut the earnings of its drivers to compete on price. His realization opened up an unprecedented opportunity to scale targeted advertising in the digital out-of-home advertising space while helping drivers earn more money for work they are already doing.


Go Vugo!
FAST COMPANY Forbes WIRED Vox
Vugo is a Mobility Media® marketplace.
We help Drivers and fleets make more money,
While passengers get interactive experiences
from world class media partners.
EUREKA! INNOVATION
VUGO

For rideshare drivers, fleets, and rideshare companies, this means the potential to add incremental income to each trip. For passengers, it means new entertainment and the discovery of new products as part of the emerging passenger entertainment experience that will continue to develop into a passenger infotainment software solution with the adoption of autonomous vehicles.


This startup is making your Uber and Lyft ride more enjoyab...
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WGN RADIO
VUGO

### What problems are we solving today?

In the short term, we are helping drivers and ridesharing companies add incremental income to their bottom line.


Problem



adoption of autonomous vehicles.


This startup is making your Uber and Lyft ride more enjoyab...
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LIVE
WGN RADIO
VUGO

What problems are we solving today?

In the short term, we are helping drivers and ridesharing companies add incremental income to their bottom line.


Problem
predicted by 2050

**According to Intel and Strategy Analytics, the "passenger economy" will be worth $200 billion dollars by 2035, a fraction of the $7 Trillion dollars Passenger Economy predicted by 2050**. Intel shared 3 pillars to support how the passenger economy will monetize and grow to be worth over two hundred billion dollars by 2035 and VUGO has added Data Monetization to create our 4 pillars of alternative vehicle monetization


Market
According to Intel, the emerging $200B "passenger economy" is based on these key pillars.
In-car commerce
In-car entertainment
Location based advertising
Data monetization
CONFIDENTIAL | 2020
VUGO

### 4 Key pillars of the Passenger Economy

- **Car-venience:** From onboard beauty salons to touch-screen tablets for remote collaboration, fast-casual dining, remote vending, mobile health care clinics and treatment pods, and even platooning pod hotels, vehicles will become transportation experience pods.
- **Movable movies**: Media and content producers will develop custom content formats to match short and long travel times. Paid content distribution of movie trailers, music videos, and news will be strong revenue drivers.
- **Location-based advertising**: Location-based advertising will become more keenly relevant, and advertisers and agencies will be presented with a new realm of possibilities for presenting content brands and locations.
- **Data Monetization**: According to a working paper published in 2018 by Chicago Booth Ph.D. Candidate, David Andrew Finer, the data available even from anonymized taxi data can be utilized to make accurate estimates about things like if the Fed will increase or decrease interest rates within days of a monetary-policy announcement and within a communications blackout.


Taxi pick-up and drop-off locations in New York, 2009–14
New York Fed offices
Commercial bank offices
Coincidental drop-off destinations around FOMC meetings
Separate taxi rides going from both a bank and the Fed to a common destination
Possible route
Morgan Stanley
JPMorgan Chase
Citigroup
Bank of America
Morgan Stanley
Citigroup
Goldman Sachs
Federal Reserve
BNY Mellon
Taxi ride going from a commercial bank to the Fed
Possible route
New York

*Source: Chicago Booth Review - https://review.chicagobooth.edu/finance/2018/article/inside-information-fed-follow-cab*

### The Passenger Infotainment Experience of the Future

As people continue to become passengers more than ever before, we are also answering the question of **"What will people do in cars when they are no longer driving?"** We believe that people will consume content and would like to do so in an optimal environment for entertainment a strong differentiator for many on-demand transportation services.




PALM
MALL

Many have described the future of cars as an entertainment space; allowing people to video chat, play video games, spend quality time with their kids or watch the latest episode of The Voice. Our goal is to make the shared rideshare car an extension of a passenger's living room. A place of comfort, entertainment, family memories, and business.

### VUGO Platform

The Vugo Platform is made up of four key components: in-car tablets, digital rooftop displays, exterior wraps, and our backend CMS platform.


Platform
Disney
Rooftop Displays
Wraps
In-Car Tablets
Media Management
TripIntent Targeting
Robust Analytics
Device Management
Programmatic Config.
CONFIDENTIAL | 2020
VUGO

These screens are powered by our proprietary TripIntent® technology, which leverages data about trips to build contextual experiences for passengers and optimize advertiser value.


TripIntent®
Passenger Experience
TripIntent allows Vugo and our partners to target passengers with interactive content and immersive experiences!
TripIntent Targeting:
• Passenger Demographics
• Passenger Trip Histories
• Passenger Retargeting
• Passenger Interaction Targeting
• Origination Address
• Origination Keywords
• Origination Categories
• Destination Address
• Destination Keywords
• Destination Categories
• More!
Premium Channels
Games & Apps
City Guides
Weather
Surveys
Screen Controls
Fully interactive with HTML5
CONFIDENTIAL | 2020
VUGO

Similar to how Google allows advertisers to bid against specific search terms, Vugo allows advertisers to target types of trips. For example, rideshare heading to a yoga studio would probably have a better experience with health and wellness media played to the passengers.

While the stores and restaurants nearby the yoga studio are relevant from a geolocation perspective – they lack context. Context is everything and builds more engaging experiences for passengers and yields better results for advertisers.

With that said, the digital rooftop display is viewed by a broader audience and not the passenger. For everyone around the rideshare vehicle, showing ads based on geolocation is extremely relevant.

#### Digital Rooftop Displays

Vugo's digital rooftop displays are mounted to the top of rideshare vehicles and show targeted geolocation-based advertisements, public service announcements, and information on the vehicles. We can also utilize these screens for data collection in some instances.


VUGO
VUGO WEFUNDER
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#VUGO




Rooftop Displays
VUGO
High Visibility Everywhere
Highly visible advertising seen everywhere in town, or a geofenced area
Supports video or image ads
CONFIDENTIAL | 2020
VUGO

**Mobile In-Car Tablet Screens**

Vugo's in-car tablets are mounted on the rear headrest in the vehicle for passengers to interact with. This includes watching media, playing interactive games, and engaging with advertisements.


VUGO
Localish - Oakland
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vugo
SAMSUNG

This isn't the same type of setup you see in Taxicabs that show the same content on a "loop" or "reel" but uses our TripIntent technology to build contextual experiences unique to each trip.


VUGO
Rideshare Advertising New York City by VUGO
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Of course, we still give the passenger control of the experience, so they can pick and choose the content they want to watch. Vugo partners with some of the largest media companies in the world, like Disney, to provide a rich set of content for the platform.

**Product Road Map**

We built the Vugo Platform to become the marketplace of the car, as passenger infotainment and media which can then be consumed in the car similar to how people travel on airlines like Delta today. Airline passengers don't typically think about the plane's manufacturer ("Is this a Boeing or an Airbus?") but instead, they make buying decisions based on the passenger experience, thus correlating the corresponding services and value-added by the operator (and instead think "This is Delta, United, or American").


Solution
Vugo is centered around fulfilling the four pillars with a **vehicle-as-a-marketplace** model.
Displays & Wraps
Data


Passenger Experience
Vending & Commerce (via interactive ads)
CONFIDENTIAL | 2020
VUGO

Those service differentiators like in-flight entertainment, are paramount to the future passenger experiences that Vugo is already building. This includes entertainment content from professional content creators like Disney, in-car purchases, and mobile commerce - being able to buy services related to your trip, as an example ordering movie tickets and popcorn ahead of time to pick up at the movie theater you are about to go see so you don't have to wait in line. It includes continuously creating a better passenger experience with media content from top creators in addition to creating a marketplace to enable third party applications in the car without undue hurdles like what is often experienced in the Apple Store today by app developers.

Allowing new content and entertainment to be introduced to consumers on a common platform that passengers already engage with and trust. These factors, and more, play into the future of Vugo and the passenger experience.

Our first three areas of future product expansion will be payments for in-car commerce, the Vugo app marketplace and developer tools, and data monetization.

### Opportunities for licensing and global growth

Vugo has a huge international opportunity outside the United States through licensing the platform in a Software-as-a-Service subscription model. We have already begun testing this process in Mexico with a local partner.


Market Expansion - 2021
Objectives
Chicago
San Francisco
Dallas
New York Area
Los Angeles
Orlando
Tampa
Miami
Mexico
Germany
*All markets pending COVID-19 status and corresponding fleet availability
CONFIDENTIAL | 2020

We expect additional opportunities to emerge in Europe, Asia, Canada, and South America and have ongoing conversations to begin our next licensing deal in Germany. Ridesharing is a global phenomenon and can help add additional income to drivers worldwide thus we believe rideshare advertising belongs everywhere.


VUGO MÉXICO
from Rio Studio
01:26
vimeo

### First, we had to change the law

In 2013 it was illegal to advertise on Uber and Lyft vehicles in the City of Chicago - unless you were one of a small handful of super-wealthy taxi fleet owners. We felt that was silly so we decided to do something about it. We tried talking to the city, we tried talking to the mayor's office, and we even sought out help from the startup community in Chicago. Despite the startup communities' best efforts, we were not able to make progress. It seemed as though nothing would work. That left us with only one choice, to defend our 1st Amendment rights and challenge Chicago's unconstitutional municipal ordinance in Federal Court. This got us a LOT of press, and we ultimately prevailed when the City of Chicago decided to voluntarily write new municipal rules that created a path towards operating in the city without government censorship. This allowed the case to be dismissed and for Vugo to get an early win without going to trial.

We also challenged a ban on rideshare advertising in New York City, which was similar to the Chicago ban, and we won in Federal District Court in February of 2019. The first cars driven by over 7,000 rideshare drivers who partnered with us hit the streets of NYC after having won our lawsuit against NYC.

### This is what NYC city looks like covered in our digital screens


Map
Satellite

NYC ultimately appealed to the appellate court and we continued to challenge and even brought our case to the Supreme Court of the United States, who declined to see the case. This resulted in our focusing our operations in California with the backing of The Florida Funders in 2019.

### Wow! It worked! We Changed the Law To Allow Ads in Ubers



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Home › Stories › 2018 › December

**Chicago drops ban on advertising in Uber, Lyft cars; Video ad app maker drops constitutional legal challenge**

LAWSUITS

By Jonathan Bilyk | Dec 13, 2018

Vugo

Waiting on trip to start

Youtube screenshot

A decision by Chicago City Hall to amend a city ordinance to now allow interactive video advertising in vehicles operated by drivers for ride-hailing services like Uber and Lyft has brought to a conclusion one company's legal quest to win a court order declaring such a ban unconstitutional.

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After "winning" in Chicago by getting Chicago's City Hall to amend the ordinance, we decided to form the Rideshare Advertising Association to further the interests of the industry and defend the 1st amendment from government censorship nationwide. Over the summer of 2019, Governor Ron DeSantis for Florida signed House Bill 1029 into law legalizing rideshare advertising statewide.

### Florida Governor Ron DeSantis signed House Bill 1029 into law legalizing rideshare advertising statewide.



HEADLINES

Gov. DeSantis signs bill allowing illuminated ads atop ride-share vehicles

The future of ride-share just got brighter ... literally.

By Jason Delgado on June 24, 2020

Gov. **Ron DeSantis** signed a bill Tuesday that would authorize ride-share services such as Uber and Lyft to place illuminated and digitally operated advertisements on top of ride-share vehicles.

The legislation, sponsored in the House by Republican Rep. **Bob Rommel** (**HB 1039**) of Collier County, would allow illuminated and digitally operated advertisements ranging from 20 inches to 54 inches so long as the sign does not block the driver's line of sight.

### VUGO is Moving our HQ to Florida to focus on Growth

Shortly afterward we announced that we would relocate from Minnesota to Florida in 2020 to focus on this new market opportunity. We also received a leading investment from the to focus on this new market opportunity. We also received a leading investment from the most active VC fund in Florida, the Florida Funders. Florida Funders was named the top venture capital firm in the State of Florida, according to a CB Insights report in both 2019 and 2020.



Current Markets
New York City
(Temporarily Unavailable)
San Francisco Bay Area
(On hold due to Covid-19)
Chicago
(On hold due to Covid-19)
Los Angeles
(On hold due to Covid-19)
Arlington
Mexico
(Licensing)
Tampa Bay
(On hold due to Covid-19)
Orlando
(On hold due to Covid-19)
CONFIDENTIAL | 2020


## Use of Funds

We are raising via Wefunder to assist with initial CAPEX and operations expenditures before we deploy new markets in Florida and Texas. We are working on replicating the success we have seen in Florida in NYC via the Rideshare Advertising Association. While most markets are not regulated, we are initially focusing on markets that have cleared a pathway for growth or where we have been able to partner with municipalities like Arlington, TX.



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**Minneapolis rideshare tech startup Vugo will relocate to Florida after VC investment**

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COMPANIES IN THIS ARTICLE

A rideshare marketing company with offices in Minneapolis and San Francisco will relocate to the Sunshine State, after receiving an investment from the state's most active venture capital fund.

Florida Funders is leading a Series A investment round for Vugo, a Minneapolis-based startup which provides ridesharing advertising and entertainment. The investment is for an undisclosed amount, but Vugo hopes the Series A will raise a minimum of $850,000.

"We talked to Vugo [for many years], who have a partnership with Disney," Ryan Whittemore, chief investment officer at Florida Funders, told the Tampa Bay Business Journal. "It made a lot of sense, but the kicker has been new legislation that's been favorable to ridesharing in Florida was passed, so it's a number of factors that all came together."

## COVID-19 Response & AB 5 & Propostion 22

We initially selected California to launch our market there and we were making great traction, we had signed a deal with Disney for content and an ad sales partnership which included key markets in California. However, there was one big challenge coming around the bend. When COVID-19 started to make headlines advertising budgets dried up, and both drivers and passengers stopped using ridesharing services while the majority of Californians sheltered-in-place. During this time we decided it was best to temporarily suspend services and start shifting our team and equipment to Florida which had announced that it would be opening up earlier than other states. At the time we were also concerned with how AB5 could affect our business and viewed this as a blessing in disguise. However, as of the election, proposition 22 passed which excludes gig workers, like rideshare drivers from AB5's regulations. We have decided to continue to focus on building the Florida market due to the recent statewide legislation protecting our interests while waiting for further guidance post-proposition 22 to re-launch in California.

## Competition



Competition
Incumbent In-Car
curb
• Poor passenger experience
• Looped content
• Credit card processing focus
Copycat In-Car
octopus
SURF
• Copycat competitors of Vugo
• Geofenced advertisements
• Individual driver focused
Digital Rooftop
hālo
FIREFLY
CARGO
ADOMNI
• Geofenced digital rooftop displays
• Firefly largest company in space
• Halo acquired by Lyft
Car Wraps
Wrapify
CARVERTISE
• Incumbent vehicle wrap companies
• Provides low-technical solution to exterior advertising


• Cargo + Adomni partnered with Uber
CONFIDENTIAL | 2020
VUGO

### The Moonshot - VUGO's "Big & Hairy Ambitious Goal"

We got a lot of press for winning our lawsuit in the 2nd Circuit's federal court in NYC, and Rob, our CEO was even interviewed on CNBC's Squawk Alley to discuss our long term goal of making ridesharing free for some trips, similar to how you can get free validated parking at many retail locations.


KKR
MYOVANT SCIENCES
Vugo
COMPANY DETAILS:
Develops in-car advertising for the ride-share marketplace
SQUAWK alley
RIDE-HAILING FOR FREE BY 2021?
VIDEO 3:55
This start-up wants to make ride-sharing free in three years. Here's how
CNBC

This can only happen once the cost per mile per passenger reaches marketplace liquidity with the amount of revenue we can generate from alternative sources like advertising, content distribution, and data. Once self-driving car companies are able to reduce the average cost per mile/passenger we could subsidize this cost with ads from businesses as many destinations include a point of sale. Now, it makes a lot more sense why Google/Waymo is leading the self-driving car industry, doesn't it?


- $0.54/mile - 20XX
- $0.54/mile - 2020
- $0.24/mile - 20XX
- $0/mile - 2020
Cost of Transportation/mile
Alternative Income / Mile

### VUGO invented Rideshare Advertising, and "Ad Dollars for Uber Drivers" was named as one of the best inventions of the year by Time Magazine. (2019)


"In my mind, Vugo is the leader in the in-car entertainment category because they pretty much invented not just the tablet category of rideshare advertising, but the whole industry of rideshare advertising."
Harry Campbell
TheRideShareGuy.com

It has been a long journey since starting VUGO back in 2015, the video below was our explainer video, it still rings true today. If our team can be defined by a single word it would be unstoppable. From taking on cities like Chicago and New York to defending the 1st amendment or bouncing back from a global pandemic you can count on us.


Digital Rooftop Screens
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GET MORE CUSTOMERS!
PEOPLE WHO ARE READY TO BUY, EAT, AND MORE!
govugo.com
VUGO
GET YOUR BUSINESS SEEN BY THOUSANDS OF PEOPLE DAILY

The Vugo team simply doesn't know how to give up or surrender in our unflappable mission to improve the passenger entertainment experience as people become passengers more than ever before. Join us on our journey, we would be proud to have you become part of the team as an investor.


VUGO
Vugo - Mobility Media Influencing People in Motion
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REAL

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

VUGO uses software and digital screens to place advertising and entertainment content on top of and inside rideshare vehicles dispatched by rideshare companies like Uber and Lyft.

### Where will your company be in 5 years?

We want to improve the world through democratizing on-demand shared transportation helping people have more affordable have access to affordable transportation options by adding incremental income to rideshare companies and drivers pockets. Our big hairy audacious goal is to create enough value from advertising revenue and data to help make ridesharing free or nearly free for most short trips increasing access to transportation for millions of Americans once self-driving cars reach the market.

### Why did you choose this idea?

Rideshare Advertising has product-market fit. Back in 2015 we knew that rideshare advertising would become a necessity for rideshare groups seeking incremental sources of income and most definitely for self-driving cars making this a multi-billion dollar opportunity. Today both carmakers and rideshare companies have started advertising teams.

### How far along are you? What's your biggest obstacle?

One of the risks to this industry is employer-like control of independent contractors, for example, if Uber and Lyft drivers are deemed employees, Uber would be able to exercise employer-like control over their drivers and select an advertising partner for all vehicles.

This was a possible outcome in California due to AB5. However, as of the time of this publication Proposition 22 passed in California. Prop 22 excludes gig workers from AB5's regulations.

### Who competes with you? What do you understand that they don't?

There are a handful of competitors that joined the space after we created the industry in 2015, many of these groups have raised over $50 million dollars or more. However, as The Notorious B.I.G. said "Mo Money Mo Problems", this business thrives on being agile and nimble. Some of the competitors and peers that we respect are Wrapify, FireFly, Wrapify, Halo, and Octopus among others.

We believe that this market is just entering its growth stage and that there is plenty of room for competition to improve the passenger entertainment experience which is why James Bellefeuille, our founder who coined the term "Rideshare Advertising" created the Rideshare Advertising Association, www.RideshareAdvertising.com

Rideshare Advertising Association: www.RideshareAdvertising.com

The association's goal is to help the industry collaborate, work with regulators, and cross-sell inventory. We understand this market better due to our journey and due to the nature and maturity of our industry, we all benefit from working together.

### How will you make money?

We make money through multiple models depending on the relationship with the vehicle owner:
+ Monthly per-user licensing fee
+ Licensing our software to third parties
+ Advertising via our marketplace for our partners
+ Selling advertising and distributing programmatic ads
+ Mobile retargeting
+ Paid content placement
+ Payment fees for attributable purchases
+ Private label products via our marketplace
+ Data monetization

### How much can drivers make?

We estimate that drivers can make between $100-$400 per month depending on their geographic market, local events, number of products, and advertiser demand.

### Why do Uber and Lyft let you do this?

Uber and Lyft drivers are independent contractors and thus cannot choose a driver's advertising partner. We are effectively partnering with the drivers and/or fleet owner directly, and this independence is supported by Prop 22 plus the Uber and Lyft organizations themselves.